Exhibit 99.1
Hollinger Inc.
Status Update: July 14, 2006

TORONTO, Ontario, July 14, 2006-- Hollinger Inc. ("Hollinger" or “the Company”) (TSX:HLG.C) (TSX:HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended (the "MCTO"), was issued. These guidelines contemplate that Hollinger will provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Updates and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

On July 13, 2006, Hollinger announced that its Board of Directors had directed the Company’s Chairman, Stanley Beck, and its Chief Restructuring Officer, Randall Benson, to resign their positions as the Company’s representatives on the Board of Directors of Hollinger International Inc. ("International"), effective that day. At a previous meeting of the Board, the Hollinger Board of Directors determined it was no longer appropriate for Mr. Beck and Mr. Benson to serve on the board of International, given the counterclaim the Company has filed against International (as described below). Hollinger may consider at a later time whether to nominate replacement directors to the International Board.

By decision released on July 12, 2006, the Ontario Superior Court (the "Court") has ordered a trial of an issue to determine whether the Court should vary the July 8, 2005 Consent Order made in respect of five previous Hollinger directors (the "Interim Directors"). The Court ruled there will have to be a “factual determination of the fairness and reasonability” of the commitments that the Interim Directors made on behalf of Hollinger and for their own benefit, and asked for submissions regarding the process of that inquiry. The Court also ruled that the Interim Directors are not entitled to indemnification from Hollinger for their legal costs for the trial of issue unless and until that proceeding is decided in their favour.

On July 6, 2006, the Company announced that Hollinger and its related companies (the “Hollinger Group”) were in the process of serving a Statement of Claim on The Ravelston Corporation Limited (“Ravelston”) and a number of related parties including Conrad Black, Barbara Amiel-Black, David Radler, John Boultbee, and Peter Atkinson. Hollinger is asking the Ontario Superior Court of Justice (Commercial List) for 17 distinct forms of relief, including: $500 million in damages for breach of contract, conspiracy, negligence, breach of fiduciary duty, unjust enrichment and unlawful interference with the Hollinger Group’s economic interest; additional damages totaling approximately US$200 million; contribution and indemnity with respect to any judgment or order obtained against the Hollinger Group from certain legal proceedings; relief under the Canada Business Corporations Act, an order for compensation for oppressive conduct, and; a minimum of $5 million in punitive or exemplary damages.

On July 6, 2006 Hollinger also filed a counterclaim against International in the United States District Court for the Northern District of Illinois, Eastern Division (“U.S. Court”). Hollinger is seeking a judgment against International, and compensatory and punitive damages to be determined at trial, for: fraud in connection with the transfer of The Daily Telegraph in 1995 and several Canadian newspapers in 1997 from Hollinger to International; conspiracy to defraud Hollinger; unjust enrichment by International in its acquisition of assets from Hollinger; unlawful interference with the economic interests of Hollinger; aiding and abetting in fraud against Hollinger, and; aiding and abetting a breach of fiduciary duty against Hollinger.

By Order made June 30, 2006, the Court extended the time for Hollinger to call an Annual General Meeting of Shareholders to August 15, 2006. It is anticipated that a hearing for a further extension will be held at that time.

On June 28, 2006, Judge Coar of the U.S. Court dismissed six of eight counts in a securities class action complaint filed by several plaintiffs against Hollinger and other defendants. The Court has allowed the plaintiffs until August 14, 2006 to file an amended complaint.

Financial Statements

Hollinger has been unable to file its annual financial statements, Management's Discussion & Analysis and Annual Information Form for the years ended December 31, 2003, 2004 and 2005 on a timely basis as required by Canadian securities legislation. Hollinger has not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30 in each of its 2004 and 2005 fiscal years. Also, Hollinger has not filed its financial statements for the period ended March 31, 2006. The Audit Committee is working with the auditors, and discussing with regulators, various alternatives to return its financial reporting requirements to current status.

Hollinger has released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on a non-GAAP alternative basis (the "Alternative Financial Information"). The Alternative Financial Information, which may be found as part of Hollinger's press release issued on March 4, 2005, was prepared by the management of Hollinger at that time and was not audited or reviewed by Hollinger’s auditors.

Supplemental Financial Information

As of the close of business July 7, 2006, Hollinger and its subsidiaries - other than Hollinger International and its subsidiaries - had approximately US$40.7 million of cash or cash equivalents on hand, including restricted cash, other than as described separately below. At that date, Hollinger owned, directly or indirectly, 782,923 shares of Class A

Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the July 7, 2006 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$8.03, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$126.7 million. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International is being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International is pledged as security in connection with the senior notes (the "Senior Notes") and the second senior notes (the "Second Senior Notes"). In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited approximately C$8.8 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to six former independent directors and two current officers. In addition, C$752,000 has been deposited in escrow with the law firm of Davies Ward Phillips & Vineberg LLP in support of the obligations of a certain Hollinger subsidiary.

As of July 7, 2006, there was approximately US$120.4 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Senior Notes outstanding.

Ravelston Receivership and CCAA Proceedings

On April 20, 2005, the Court issued two orders by which The Ravelston Corporation Limited and Ravelston Management Inc. ("RMI") were: (i) placed in receivership pursuant to the Bankruptcy & Insolvency Act (Canada) and the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, RSM Richter Inc. ("Richter") was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. Ravelston holds approximately 16.5% of the outstanding Retractable Common Shares of Hollinger. On May 18, 2005, the Court further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and its five subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger (collectively, Argus Corporation Limited and its five subsidiary companies, as well as Ravelston and RMI are referred to as the "Ravelston Entities"). On June 12, 2006, the Court appointed Richter as receiver and manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly owned subsidiary of Ravelston. The Ravelston Entities own, in aggregate, approximately 78% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger. The Court has extended the stay of proceedings against the Ravelston Entities to September 29, 2006.

Company Profile

Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, a newspaper publisher with assets which include the Chicago

Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

John Lute
Lute & Company
(416) 929-5883
jlute@luteco.com

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